Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
CA Savings Harvest Plan Committee
CA Savings Harvest Plan:
     We consent to the incorporation by reference in the registration statements (Nos. 333-127601, 333-04801 and 33-20797) on Form S-8 of CA, Inc. of our report dated June 28, 2010, with respect to the statements of net assets available for benefits as of December 31, 2009 and March 30, 2009 and the related statements of changes in net assets available for benefits for the plan years then ended and the related supplemental schedule H, Line 4i — schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009, annual report on Form 11-K of the CA Savings Harvest Plan.
/s/ KPMG LLP
New York, New York
June 28, 2010